

January 10, 2013

Via E-mail
Mr. Peng Keong Lim
Chief Executive Officer
Smartag International, Inc.
1328 W. Balboa Blvd, Suite C
Newport Beach, CA 92661

> **Re:** **Smartag International, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2012**
> **Filed November 30, 2012**
> **File No. 000-53792**

Dear Mr. Lim:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2012

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 26

1. Please update your assessment of the effectiveness of the company's internal control over financial reporting and disclose management's updated conclusion pursuant to Item 308 of Regulation S-K.  In addition, in light of your failure to update your assessment of the effectiveness of the company's internal control over financial reporting, please explain how you were able to conclude that the company's disclosure controls and procedures were effective as of September 30, 2012.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director